Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

FOR IMMEDIATE RELEASE

January 18, 2022

MEDIA CONTACT:
Alisha Sheth
alisha.sheth@pinkston.co
571-405-0238

IDX Achieves Record, Managing Nearly 1,000 Data Breach Responses for Enterprises;
IDX Privacy Platform Recognized in Fast Company World Changing Ideas Award

The award-winning digital privacy and data breach services company highlights triumphs and milestones during yet another unpredictable year

PORTLAND, Ore. – Today, ID Experts Holdings, Inc. (“IDX”), the leading privacy platform and data breach services provider, released its year-in-review achievements, milestones, and accolades for 2021.

“As another year comes to a close, I’m proud of the IDX team’s accomplishments and the accolades we’ve received this year. We continued to adapt to the ever-changing privacy threat landscape faced by enterprises, and serve our customers with our trusted, highly-secure IDX platform, combined with the highest level of service, through another unprecedented year of the pandemic,” said IDX’s President and CEO Tom Kelly. “Our company purpose is to support enterprises in reducing their digital privacy risks with our award-winning software platform and breach response services team.”

Key 2021 Accomplishments & Results:

•	Managed nearly 1,000 data breach response efforts for enterprise clients and partners, growing over 25 percent from 2020.

•
Entered into a definitive business combination agreement with ZeroFox, Inc. (“ZeroFox”), an enterprise software-as-a-service (Saas) leader in external cybersecurity, and L&F Acquisition Corp. (NYSE: LNFA) (“LNFA”), a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses, that will result in ZeroFox becoming a publicly-traded company (the “Business Combination”).

•	Secured partnership with the high-profile insurance firm Risk Strategies as the preferred privacy and security provider for their customers, among numerous new employee benefit broker relationships.

•	Expanded capabilities on the IDX Privacy Platform by adding a military-grade password manager integrated with a service for checking passwords for compromise on the dark web.

Awards and Accolades:

•	Fast Company World Changing Ideas Awards distinguished IDX Privacy with Honorable Mention in Apps Category.

•	IDX recognized as Editor’s Choice for Privacy Management Software in Global InfoSec Awards.

•	IDX Post Breach Care awarded Gold Stevie Award.

•	IDX Privacy wins at Fortress Cyber Awards.

Looking toward 2022, IDX will continue to serve its commercial and government customers with its award-winning IDX Privacy Platform and data breach response services, helping them manage digital privacy risks in an environment of growing cyber threats.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the Business Combination; the outcome of any legal proceedings that may be instituted against LNFA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, IDX or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

About IDX

IDX is the only privacy company built for agility in the digital age. Thousands of organizations trust their privacy platform to empower consumers to take back control of their privacy with their identity and privacy protection products. As the nation’s largest provider of data breach response services, IDX is trusted by government and enterprise customers, as well as employee benefits and strategic partners, to protect more than 40 million consumers. Visit www.idx.us for more information.

About ZeroFox

ZeroFox, the leader in external cybersecurity, provides enterprises external threat intelligence and protection to disrupt threats to brands, people, assets and data across the public attack surface in one, comprehensive platform. With complete global coverage across the surface, deep and dark web and an artificial intelligence-based analysis engine, the ZeroFox Platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats and more. The patented ZeroFox Platform technology processes and protects millions of posts, messages and accounts daily across the social and digital landscape, spanning LinkedIn, Facebook, Slack, Instagram, Pastebin, YouTube, mobile app stores, domains, cloud-based email and more. Visit www.zerofox.com for more information.

About L&F Acquisition Corp.

L&F Acquisition Corp. is a blank check company formed for the purpose of entering into a combination with one or more businesses, with the intent to concentrate on identifying technology and services businesses in the Governance, Risk, Compliance and Legal (“GRCL”) sector. L&F Acquisition Corp. is sponsored by JAR Sponsor, LLC, a newly organized special purpose vehicle under the common control of entities affiliated with Chairman Jeffrey C. Hammes, CEO Adam Gerchen, and Victory Park Capital. Visit www.lfacquisitioncorp.com for more information.

###